Exhibit 99.3

Extraordinary General Meeting of Pixie Dust Technologies Inc. Date: April 26, 2024 See Voting Instruction On Reverse Side. Please make your marks like this: Use pen only Agenda: Proposal: Reduction of Stated Capital For Against Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Sign Here Please Date Above Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Extraordinary General Meeting of Pixie Dust Technologies Inc. to be held April 26, 2024 For Holders as of February 29, 2024 MAIL Mark, sign and date your Voting Instruction Form. Detach your Voting Instruction Form. Return your Voting Instruction Form in the postage-paid envelope provided. All votes must be received by 12:00 p.m. EST on April 19, 2024. PROXY TABULATOR FOR PIXIE DUST TECHNOLOGIES INC. P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT #

Pixie Dust Technologies Inc. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on April 19, 2024) The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Pixie Dust Technologies Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on February 29, 2024 at the Extraordinary General Meeting of Shareholders of Pixie Dust Technologies Inc. to be held on April 26, 2024 in Japan. NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. 2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items. 3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR PIXIE DUST TECHNOLOGIES INC. P.O. Box 8016 CARY, NC 27512-9903